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                               November 9, 2021

       John P. Sauerland
       Vice President and Chief Financial Officer
       The Progressive Corporation
       6300 Wilson Mills Road
       Mayfield Village, Ohio 44143

                                                        Re: The Progressive
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 001-09518

       Dear Mr. Sauerland:

              We have reviewed your October 6, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 23, 2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 1A. Risk Factors, page 12

   1. Your response to prior comment 1 states that you have not identified material litigation risks related to
climate change. Please tell us whether you have identified any indirect litigation risks that
could have a material impact. Please also tell us about your process for identifying direct and
indirect litigation risks and assessing materiality.
       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 29

   2. We note your response to comment 2. Please further explain to us your process for monitoring developments
in climate change-related legislation, regulations, or
                                                        international accords
and how you assessed potential materiality including with respect to
 John P. Sauerland
FirstName  LastNameJohn   P. Sauerland
The Progressive  Corporation
Comapany 9,
November   NameThe
              2021 Progressive Corporation
November
Page 2     9, 2021 Page 2
FirstName LastName
         "recent activity" you identified in your response. In addition, explain how you considered providing disclosure addressing the difficulties involved in assessing the timing and effect of pending climate-related laws, regulations or guidance.
3. Your response to comment 2 notes that you included various Risk Factors that implicate potential climate change-related impacts, although climate change may not be specifically mentioned. Tell us how you considered providing disclosure that specifically mentions climate change.
4. We note your response to comment 3. Please tell us whether you identified any planned capital expenditures for climate-related projects and if so, how you considered providing disclosure.
5. We reissue in part comment 4. Please tell us in more detail how you considered providing a discussion of the significant physical effects of climate change on your operations and results. As part of your response, address the potential indirect weather-related impacts that have affected or may affect performance by third parties of their responsibilities under various contractual or service arrangements and government programs. In this regard, we note the second Risk Factor on page 22 of your Form 10-K for fiscal year ended
         December 31, 2020. In addition, tell us whether you considered catastrophe losses resulting from events such as hurricanes, hailstorms, tornadoes, and wind activity as being a physical effect of climate change and your basis for concluding that such losses have not or will not have a material impact on your business, financial condition, results of operations, or cash flows.
6. Your response to prior comment 4 states that you did not incur material weather-related damage to your properties or other disruptions of your operations during the time periods covered by your 10-K. Please provide us with quantitative information to support this statement.
7. In response to prior comment 4 you state that you did not experience a material constraint on the availability of weather-related reinsurance or a material increase in the cost of your reinsurance program. In your response, you also refer to disclosure in your June 30, 2021
         Form 10-Q regarding the rising costs of reinsurance. Please provide us with additional information quantifying the weather-related impacts on the cost of reinsurance and explain your materiality assessment. In addition, tell us how your disclosure specifically addresses the effects of climate change on the availability of reinsurance.
8. Your response to comment 5 indicates that you have not identified material transition risks related to climate change that had affected, or were expected to materially affect, your business, financial condition, or results of operations. Please tell us how you assess potential transition risks and why you concluded that disclosure was not required. Your response should specifically address the different types of transition risks related to climate change you considered, including those noted in our prior comment, and explain your basis for concluding that they will not have a material impact on your business, financial condition, results of operations, or cash flows.
 John P. Sauerland
The Progressive Corporation
November 9, 2021
Page 3
9. Your response to comment 6 states that you have not incurred material compliance costs related to climate change. Describe the nature of the compliance costs you have incurred and provide us with quantitative information supporting your statement that the related amounts were not material.
       You may contact Todd Schiffman at 202-551-3491 or Erin Purnell at 202-551-3454 if
you have questions regarding these comments.



FirstName LastNameJohn P. Sauerland                           Sincerely,
Comapany NameThe Progressive Corporation
                                                              Division of
Corporation Finance
November 9, 2021 Page 3                                       Office of Finance
FirstName LastName